Exhibit 99.1

Broadwood Capital, Inc.

September 24, 2025

Dear Fellow STAAR Surgical Stockholders,

Broadwood Partners, L.P. and its affiliates (collectively, “Broadwood,” “we,” “us,” or “our”) have been committed investors in, and strong supporters of, STAAR Surgical Company (“STAAR” or the “Company”) for more than thirty years. We provided needed capital to the Company on various occasions and purchased a substantial number of additional shares over time in the public markets, including as recently as a few months ago. Today, we beneficially own approximately 27.5% of STAAR’s outstanding shares, making us the Company’s largest stockholder by a significant margin.

We initially invested in STAAR, and have added to our position over time, because we believe STAAR’s EVO Implantable Collamer® Lens technology is ideally positioned to emerge as the superior choice for surgeons and patients in the global refractive surgery market. Leading ophthalmologists increasingly share this opinion, as has been illustrated by published studies around the world and presentations at recent major ophthalmology conferences. We believe STAAR can capture this multi-billion-dollar market opportunity and drive sustainable, profitable growth and long-term value.

Inopportune Timing

Admittedly, STAAR’s path as a public company has not always been smooth. Since 2022, macroeconomic headwinds affected the growth of the refractive surgery market. Additionally, under prior leadership, STAAR executed poorly in China, causing STAAR’s revenue to temporarily decline and profits to evaporate. However, as STAAR and some of its customers have recently acknowledged, these issues are abating. The Company is now forecasting a return to growth and profitability.

Given the foreseeable turnaround in STAAR’s prospects, we are disappointed that STAAR’s Board of Directors (the “Board”) decided to sell the Company now, and especially at a price that does not reflect the value and future promise of the business. In our view, the acquisition (the “Proposed Merger”) of the Company by Alcon would prematurely end STAAR’s tenure in the public markets at a woefully inadequate price and before the Company realizes its immense potential.

In our view, STAAR remains a fundamentally sound company, with nearly $200 million in cash, no debt, leading technology, a privileged position in large markets, and a clear path to growth and profit margin expansion in the near term. We do not believe there was any imperative for the Board to sell the Company amid a temporarily strained macroeconomic environment, particularly while STAAR’s stock was trading at a depressed valuation due to transitory issues in one of its markets. And there certainly was no imperative for the Board to do so before disclosing the substantial turnaround in the Company’s prospects in its second- quarter earnings report, as well as management’s financial projections. These projections, which were only released when STAAR filed its preliminary proxy statement, were well above the consensus of analysts’ estimates.

156 West 56th Street, 3rd Floor, New York, New York 10019

Tel: 212 508-5735 Fax: 212 508-5756

A Flawed Process

Even more troubling, the Board made the consequential decision to sell the Company following a hasty and limited process, which took place in less than a month and did not involve proactive outreach to even a single alternative counterparty. STAAR granted Alcon the privileged position of being the only party with access to diligence materials and management

— perhaps because STAAR’s Chair had a longstanding consulting relationship with Alcon, one that paid her hundreds of thousands of dollars over a seven-year period and which, as best we can tell, was not discussed with her fellow Board members until we insisted on it, just days before the transaction was announced.

The Board should have realized that parties other than the Board’s seemingly preferred buyer, Alcon, would be interested in acquiring the Company. In fact, as the Company itself has disclosed, at least two potential counterparties took it upon themselves to contact an unconflicted STAAR Board member to express their interest in acquiring STAAR during the same month that STAAR was engaging with Alcon.

And yet, the Board took the lead of its Chair and effectively shunned the inbound interest (and did not attempt to foster other interest), did not provide those two parties with diligence materials or access to management, and did not invite them to submit a concrete proposal until just hours before the Merger Agreement with Alcon was signed.

There is simply no way to know how many other parties might have been interested, nor what these alternative potential bidders (and others) might have proposed, if only the Board had bothered to engage properly. The hurried and limited “window shop” period is no substitute for a well-run strategic alternatives process — even though it may provide the Board the fig leaf of fiduciary duty protection under the law. It is simply a fact that very few alternative proposals have ever been made during “window shop” periods in the history of M&A practice. By our count, just 10 such proposals in the last 25 years have succeeded. The truth is, even interested parties are deterred from attempting to break up signed transactions due to the procedural and legal hurdles they would have to overcome, a feat made all the more challenging when the signed deal is seemingly with a board’s preferred merger partner.

In short, we do not believe that the Board’s “process” — negotiating with just one party while effectively ignoring interest from others — was designed or was likely to produce the best available offer, and the highest price, for the Company. We are confident that a properly conducted process, one that canvassed the full universe of potential buyers, would have uncovered interest from others, stoked competitive tension, and resulted in a price that reflects STAAR’s intrinsic value.

The competitive tension alone created by a fulsome process might have led to a better deal. After all, less than a year ago, Alcon itself proposed to buy STAAR for $62 per share. STAAR’s business outlook today is stronger than it was then, even if the stock was trading lower prior to the announcement of the Proposed Merger. Notably, the stock was trading lower without knowledge of the second-quarter business results and management’s projections for strong revenue growth and profitability, which were disclosed only after the announcement of the Proposed Merger; those results and projections showed an abatement of the inventory challenges the Company had faced in 2024 and early 2025 and a significant reduction in expenses. But with no other bidders in the process and no competitive tension, Alcon was, in our view, not forced to put its best proposal forward; the result — a 55% decrease in the proposed price compared to Alcon’s proposed deal in late October 2024 — speaks for itself.

156 West 56th Street, 3rd Floor, New York, New York 10019

Tel: 212 508-5735 Fax: 212 508-5756

A Conflicted Board and Management Team

We are concerned that the otherwise inexplicable decision to sell the Company at an obviously inopportune time, after a limited and questionable process and at an inadequate price, was influenced by the Board’s numerous business entanglements with Alcon and management’s personal financial interests. The Chair of the Board was a consultant to Alcon when the dialogue with Alcon began, while two other directors at that time had significant business interests with Alcon. As best we can tell from the proxy disclosure, it was not until our firm raised the conflict-of-interest issue with STAAR’s CEO that the Chair revealed the extent of her business ties with Alcon to her fellow directors, and that was just two days before the Merger Agreement was signed.

Moreover, in the aggregate, STAAR’s executives are poised to earn approximately $55 million in immediate compensation if the deal is closed. The Company’s CEO alone stands to receive approximately $24 million in compensation, due to the Board’s decisions that accelerate the vesting of his stock grants and award payouts well above target performance levels. While directionally aligned with the Company’s recent and above-consensus projections, the awarding of compensation at these levels certainly belies the strategic alarmism in the Company’s proxy solicitation materials. For the CEO, the Proposed Merger provides a significant and riskless windfall for just five months of work.

A Suboptimal Transaction

It is clear to us that the Proposed Merger is the result of poor timing, a flawed process, and conflicts of interest. We are not surprised, then, that another of the Company’s largest stockholders, Yunqi Capital Ltd., owner of 5.1% of the outstanding shares, is also publicly opposing the transaction. The unjustifiably low purchase price reflects, in our view, temporary investor pessimism resulting from the Company’s past challenges. But we do not believe these challenges are insurmountable, nor do we believe they are likely to persist. We are convinced that STAAR can, and should, deliver value to stockholders far in excess of the $28 per share that Alcon is offering.

Now is the time to keep our eyes focused on the future and reject a short-sighted deal. Accordingly, we urge stockholders to vote “AGAINST” the Proposed Merger today using the instructions on the enclosed GREEN Proxy Card. Should stockholders reject the Proposed Merger, as we believe they should, we are prepared to support the Company with the recruiting and nomination of new directors and executives, if necessary, to ensure that the Company fulfills its promise to shine for all patients, employees, business partners and stockholders. An objective and comprehensive strategic review should be task one.

We encourage you to read the enclosed materials and to visit our website, www.LetSTAARShine.com, for additional information about this transaction and to sign up for further updates.

STAAR has a bright future. Let’s let it shine.

Sincerely,

/s/ Neal Bradsher

Neal Bradsher Founder and President

Broadwood Capital, Inc., General Partner of Broadwood Partners, L.P.

156 West 56th Street, 3rd Floor, New York, New York 10019

Tel: 212 508-5735 Fax: 212 508-5756

Certain Information Concerning the Participants

Broadwood Partners, L.P., Broadwood Capital, Inc., Neal C. Bradsher, Richard T. LeBuhn, Natalie R. Capasso, Raymond A. Myers and Jason J. Martin (collectively, the “Participants”) are participants in the solicitation of proxies from the stockholders of the Company in connection with the special meeting of stockholders scheduled for October 23, 2025 (including any adjournments, postponements, reschedulings or continuations thereof, the “Special Meeting”). The Participants have filed a definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) and accompanying GREEN Proxy Card to be used in connection with any such solicitation of proxies from the Company’s stockholders for the Special Meeting. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE SPECIAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE. The Definitive Proxy Statement and accompanying GREEN Proxy Card have been furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC’s website at https://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, is contained in the Definitive Proxy Statement filed by the Participants with the SEC on September 24, 2025.

Investor Contacts

John Ferguson / Joseph Mills

Saratoga Proxy Consulting LLC

jferguson@saratogaproxy.com

jmills@saratogaproxy.com

(212) 257-1311

(888) 368-0379

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